Summary Terms of the Offering (Section 16.1 of the Shelf Offering Report)

Issuer	Elbit Systems Ltd.
Securities Offered
Up to NIS 1,632 million principal amount of Series B Notes;
up to NIS 244.5 million principal amount of Series C Notes; and
up to NIS 244.5 million principal amount of Series D Notes
(collectively, the “Notes”).[1]

Offering Units	The Notes will be issued in units, with each unit to consist of NIS 1,000 principal amount of either Series B, C or D Notes.
Offering Price	NIS 1,000 per unit.
Net Proceeds	Approximately NIS 1,888 million.
Maturity Date	Series B - June 30, 2029. Series C – June 30, 2029. Series D – June 30, 2035.
Interest Rate
Series B - To be determined by a bid process, and in any event not more than 1.08% per year.
Series C - To be determined by a bid process, and in any event not more than 2.12% per year.
Series D - To be determined by a bid process, and in any event not more than 2.67% per year.

Interest Payment Dates	June 30 and December 31.
Denomination / Adjustments	Series B – NIS, with no adjustments. Series C & D - NIS, with adjustments to changes in the NIS / U.S. Dollar exchange rate.
Ratings:	Series B - ilAA. Series C - ilAA. Series D - ilAA.
Early Redemption at the Company's Discretion	Yes, as specified in section 6.2 of the Deeds of Trust.
Trading	We have applied to list the Notes for trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”).
Use of Proceeds	General corporate purposes, which may include among others, financing our operating and investment activities, mergers and acquisitions and payments of outstanding debt under our credit facilities.
1 All the amounts are subject to the offering mechanism described in the Shelf Offering Report, which limits the total offering to a maximum of NIS 1,500 million of series B Notes, NIS 200 million of series C Notes and NIS 200 million of series D Notes.

Governing Law and Jurisdiction	Israeli law and Israeli courts.
Trustee	Hermetic Trust (1975) Ltd.
Address and telephone number	Our principal executive offices are located at Advanced Technology Center, Haifa, 3100401, Israel and our telephone number is (972)-77-2940000.

THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES OR LISTED FOR TRADING ON NASDAQ OR ANY OTHER U.S. SECURITIES EXCHANGE OR MARKETPLACE.

Capitalization and Indebtedness (Section 16.5 of the Shelf Offering Report)
The following table sets forth our capitalization as of March 31, 2021 (i) on an actual basis; and (ii) as adjusted to reflect the sale of the Notes before deducting the estimated offering expenses, assuming for this purpose that we will sell Notes for gross proceeds of NIS 1,900 million.
The information in this table should be read in conjunction with and is qualified by reference to our audited financial statements for the year ended December 31, 2020, included in our 2020 Annual Report, which are incorporated by reference in the Shelf Offering Report. Please refer to our report on Form 6-K filed with the SEC on May 25, 2021 for our consolidated results for the period ended March 31, 2021.

	As of March 31, 2021 in USD millions (unaudited)
	Actual	Adjustment	As Adjusted

LIABILITIES
Cash, cash equivalents, short-term bank deposits	(208)	(582)	(790)
Short and Long-term loans (including current maturities)	786	-	786
Notes offered		582	582
Total debt	578	-	578

Our equity capitalization will not change as a result of the offering under the Shelf Offering Report.